Exhibit 10.2


          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.


                               FIRST AMENDMENT TO
                          WHOLESALER SERVICE AGREEMENT

This First Amendment to Wholesaler Service Agreement ("FIRST AMENDMENT"), dated November 12, 2001, and is between National Specialty Services, Inc. ("NSS") and CollaGenex Pharmaceuticals, Inc. ("COLLAGENEX").

                                    RECITALS

A.   NSS  and  CollaGenex  entered  into a  Wholesale  Service  Agreement  dated
     November 1, 2001 pursuant to which CollaGenex engaged NSS to provide distribution services for Atridox(TM) and Atrisorb(TM) (the "ORIGINAL AGREEMENT").

B. NSS and CollaGenex desire to amend the Original Agreement as further set forth below.


NOW, THEREFORE, to implement the foregoing and in consideration of the covenants and undertaking as set forth in this First Amendment, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the parties hereby agree to incorporate the foregoing recitals into this First Amendment as if fully rewritten herein, and agree as follows:

I. AMENDMENT. The following sections shall be added to the Original Agreement, as if fully rewritten therein:

          1. SHIPPING AND HANDLING FEES. Shipping and handling fees collected for the shipment of Atridox, based on the pre-payment options offered to NSS' customers will be shared equally between NSS and CollaGenex. Any fees due CollaGenex will be paid on or before the [**] business day of the month following collection of the fee from the customer.

          2. ACCOUNTS RECEIVABLE UNDERWRITING. In accordance with the following terms and conditions, CollaGenex shall underwrite the accounts receivable for customers purchasing Atridox and Atrisorb that NSS would not normally extend a trade account, such accounts to be pre-approved by CollaGenex; provided, however, the institutional customers (i.e., dental schools and dental universities) set forth on Exhibit A to this First Amendment have been approved by CollaGenex. For all accounts approved by CollaGenex for underwriting, NSS will invoice CollaGenex for the amounts past due greater than [**] days from date of invoice, plus the applicable service charge assessed on such amounts. At such time NSS receives payment from CollaGenex, NSS will offset the debt, and upon


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               notice to the customer, submit such outstanding amounts due to an outside collection agency and cancel such customer's NSS trade account. After such time, CollaGenex shall be solely responsible for collecting all amounts due and NSS shall have no liability with regard to the ultimate payment or non-payment of such accounts. The payment by CollaGenex to NSS shall not relieve the customer of its obligation to pay all amounts due and owing, and CollaGenex shall notify such customer of its obligation to make all future payments directly to CollaGenex. NSS will make a commercially reasonable effort to collect all amounts due from
               customers  in  accordance  with  NSS'  then  current   collection
               procedures. CollaGenex shall, at all times, comply with the provisions of all applicable laws, rules and regulations and shall indemnify and hold NSS harmless from any failure on CollaGenex's part to do so. The terms and conditions of this First Amendment shall be confidential and shall not be disclosed to any third party, including, but not limited to, the customers affected by the provisions hereof.

          3. CONTRACT REVIEW. NSS and CollaGenex shall review the terms and conditions of the arrangement set forth in the Original Agreement and this First Amendment every six (6) months. The basis of this review will be to determine if the Distribution Fees should be increased or decreased, as applicable, based on average order size, customer payment history, and other mutually agreed upon operational indicators.

          4. DAMAGED PRODUCT. CollaGenex acknowledges that it desires not to participate in NSS' "Freeze Watch" program related to shipment of products into certain climates. Therefore, NSS, at CollaGenex's direction, will ship Atridox and Atrisorb to customers, regardless of the weather conditions, and CollaGenex will bear the risk of loss with regard to such shipment of the products. As such, CollaGenex will reimburse NSS for the cost of product (including the applicable distribution fee) for all Atridox and Atrisorb damaged in transit to the customer due to weather conditions. NSS will document such incidents via the return code used to process the credit to the applicable customer. For shipments of Atridox and Atrisorb into "Freeze Watch" areas, NSS will upgrade the shipping to 8:30 a.m. delivery at a charge of $[**] per delivery to CollaGenex; provided, however, if the customer requests that the shipping be upgraded, any additional charge will be borne by the customer in accordance with NSS' standard terms and conditions of sale and not by CollaGenex. In addition, NSS will include Tempshield(TM) Self-Sealed Bubble pouches in the shipping containers for shipments of Atridox and Atrisorb into "Freeze Watch" areas at a charge to CollaGenex of $[**] per Tempshield(TM) pouch. Notwithstanding the upgraded delivery and addition of Tempshield(TM) pouches, CollaGenex shall continue bear the risk of loss with regard to the shipment of products damaged in transit to the customer due to weather conditions as set forth above.

II. EFFECTIVE DATE. The effective date of this First Amendment shall be January 25, 2002 ("Effective Date"). Except as otherwise amended herein, the terms and conditions of the Original Agreement, as amended, shall remain in full force and effect.


IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first set forth above.


NATIONAL SPECIALTY SERVIES,           COLLAGENEX PHARMACEUTICALS, INC.
INC.

By:   /s/ David J. Canniff            By: /s/ Frank Ruffo
      ---------------------------         --------------------------------

Its:  Vice President                  Its: Senior Director of Finance
      ---------------------------          -------------------------------

Date: 2-26-02                         Date: 2-26-02
      ---------------------------           ------------------------------

                                                                     EXHIBIT A

                      PRE-APPROVED INSTITUTIONAL CUSTOMERS

                                [to be completed]